[Faegre & Benson Letterhead]

May 19, 2011

Joseph McCann Senior Counsel U.S. Securities and Exchange Commission Division of Corporate Finance 100 F. Street, N.E. Washington, D.C. 20549	VIA EDGAR AND FACSIMILE

Re:	Hutchinson Technology Incorporated
Preliminary Proxy Statement on Schedule 14A
Filed May 6, 2011
File No. 001-3438

Dear Mr. McCann:

On behalf of Hutchinson Technology Incorporated (the “Company”), for which we are serving as counsel, we are submitting the following responses to comments 24 and 25 of the Staff set forth in the letter from Amanda Ravitz dated May 17, 2011, regarding the Registration Statement on Form S-4, Preliminary Proxy Statement on Schedule 14A and Schedule TO-I, each filed on May 6, 2011. We will respond separately to the other comments in the Staff’s letter. This letter should be read in conjunction with the accompanying amendment to the Company’s Preliminary Proxy Statement, which was filed by the Company on the date hereof with the Commission.

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. The Company’s response to each comment is in bold. In this letter, all page references, including those set forth in the Staff’s comments, have been updated to refer to the page numbers in the Preliminary Proxy Statement amendment.

Why am I receiving these materials?, page 1

24.	Comment: Please revise the final paragraph under the heading to disclose the number of shares that would be issued in the event that shareholders approve Proposal 1 and all New Notes convert into common shares. Please also disclose the size of this potential issuance as a percentage of your total shares presently outstanding.

May 19, 2011

Response: The Company has revised the disclosure on page 1 of the proxy statement.

Why are we seeking shareholder approval to remove certain restrictions. . . ?, page 2

25.	Comment: Please revise the final sentence under the heading and on page 11 to describe the “certain actions that may benefit our shareholders.”

Response: The Company has revised the disclosure on page 3 of the proxy statement.

If we can facilitate the Staff’s review of the proxy statement or if the Staff has any questions on any of the information set forth herein, please telephone me at (612) 766-8705, Peggy Abram at (612) 766-8509 or Alyn Bedford at (612) 766-7342. Thank you for your time and consideration.

Very truly yours,

/s/ David M. VanderHaar
David M. Vander Haar

DVH/mvl/fb.us.6829647.01

cc:	Amanda Ravitz, Assistant Director
David Orlic, Special Counsel, Office of Mergers & Acquisitions
David P. Radloff
Peggy Steif Abram